



08027803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66227

RECD S.E.C.

FEB 2 9 2008

803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01 / 01 / 2007___ AND ENDING___12 / 31 / 2007___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Real Estate Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___2701 S. Minnesota Avenue, Suite 6___
(No. and Street)

Sioux Falls	SD	57105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Eng   (605) 361-9566 x 4011
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Eide Bailly, LLP___
(Name – if individual, state last, first, middle name)

200 E. 10th Street, Suite 500	Sioux Falls	SD	57104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 31 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Chris Eng_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Summit Real Estate Investments, LLC_____ , as of _____December 31_____ , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal, Secretary /Principal
Title

_____
Notary Public

My Comm expires: 1-23-2012

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT REAL ESTATE INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

SUMMIT REAL ESTATE INVESTMENTS, LLC
TABLE OF CONTENTS



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

We have audited the accompanying statements of financial condition of **Summit Real Estate Investments, LLC**, as of December 31, 2007 and 2006, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Summit Real Estate Investments, LLC**, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Sioux Falls, South Dakota
February 28, 2008

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

200 E 10th Street, Suite 500 ∎ PO Box 5125 ∎ Sioux Falls, South Dakota 57117-5125 ∎ Phone 605.339.1999 ∎ Fax 605.339.1306 ∎ EOE

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

		2007		2006
CURRENT ASSETS				
Cash	$	86,841	$	39,829
Receivables		34,000		-
Prepaids		15,040		17,387
Total Current Assets		135,881		57,216
	$	135,881	$	57,216

LIABILITIES AND MEMBER'S EQUITY

		2007		2006
CURRENT LIABILITIES				
Payables	$	1,600	$	-
Total Current Liabilities		1,600		-
MEMBER'S EQUITY				
Member's Capital Contributed		-		-
Retained Earnings		134,281		57,216
Total Member's Equity		134,281		57,216
	$	135,881	$	57,216

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Commissions	$ 410,150	$ 208,500
Interest Income/Other Income	35,000	-
Total revenue	445,150	208,500
EXPENSES		
Supplies	830	151
Overhead Expense	12,000	18,450
Misc Operating Expense	350	1,047
Legal & Accounting	29,905	23,718
Total expenses	43,085	43,366
NET INCOME	$ 402,065	$ 165,134

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

	Capital Contributions	Retained Earnings	Total
BALANCE, JANUARY 1, 2006	$ -	$ 67,082	$ 67,082
Net income for the year	-	165,134	$ 165,134
Distributions	-	(175,000)	$ (175,000)
BALANCE, DECEMBER 31, 2006	$ -	$ 57,216	$ 57,216
Net income for the year	-	402,065	$ 402,065
Distributions	-	(325,000)	$ (325,000)
BALANCE, DECEMBER 31, 2007	$ -	$ 134,281	$ 134,281

SUMMIT REAL ESTATE INVESTMENTS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net Income	$ 402,065	$ 165,134
Add (deduct) non-cash items		
Decrease (Increase) in Accounts Receivable	(34,000)	-
Decrease (Increase) in Prepaids	2,347	2,903
(Decrease) Increase in Payables	1,600	(3,457)
Net Cash Provided by (used in) Operating Activities	372,012	164,580
Investing Activities		
Net Cash Provided by (used in) Investing Activities	-	-
Financing Activities		
Proceeds from Equity Contributions	-	-
Distributions to Members	(325,000)	(175,000)
Net Cash Provided by (used in) Financing Activities	(325,000)	(175,000)
Net Change in Cash and Equivalents	$ 47,012	$ (10,420)
Cash and Equivalents, beginning of year	39,829	50,249
Cash and Equivalents, end of year	$ 86,841	$ 39,829

See Notes to Financial Statements

SUMMIT REAL ESTATE INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Principal Activity and Significant Accounting Policies

Nature of Business

Summit Real Estate Investments, LLC (Company) was formed October 20, 2003 as a South Dakota company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation. The Company limits its activity to selling direct participation program securities to accredited investors. The securities are exempt in accordance with Regulation D. The Company has sales representatives in South Dakota, Arizona, Nebraska and Texas. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are remitted directly to the fund into which the customer in investing.

Security Transactions and Revenue Recognition

All customer funds and commission revenue are deposited directly into escrow accounts held at First National Bank of Omaha for the exclusive benefit of customers of Summit Real Estate Investments, LLC. On the last day of each month, these funds are released to Summit Hotel Properties, LLC or Summit CRA Multi-Family Housing Fund I, LLC for their intended purposes. When these funds are released, the commission revenue and related expenses are recorded.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in one bank deposit account. This account is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid assets with an original maturity of less than three months to be cash equivalents.

6

Note 2 – Related Party Transactions

On May 6, 2004, the Company entered into an expense agreement with The Summit Group, Inc., a company related through common ownership. Under the terms of the agreement, The Summit Group, Inc. is responsible for the Company's administrative staff support services and non-commission wages and employee benefits of the Company's employees. No consideration was given per the terms of the agreement and no amounts have been included in the financial statements. No amounts have been included in the financial statements as the amounts are exempt in accordance with NASD Notice to Members 03-63 Section 3a-e.

On May 1, 2004, the Company began leasing office space under a sublease with SOB, Inc., a company related through common ownership. Terms of the lease call for monthly payments of $1,000 through May 2005 with automatic renewal on a month-to-month basis upon expiration of the initial term. Office lease payments to SOB, Inc. totaled $12,000 in 2007 and 2006.

Commission revenue of $410,150 was received from Summit CRA Multi-Family Housing Fund I, LLC in 2007. Commission revenue of $208,500 was received from Summit Hotel Properties, LLC in 2006. Both of these companies are related to Summit Real Estate Investments, LLC through common ownership.

The Company does not pay out any commissions to Kerry Boekelheide, a related party.

Note 3 – Operating Leases

During 2007 and 2006, the Company leased its office space in Sioux Falls, SD under a monthly operating lease (Note 2). The Company also leased office space in Texas under a month-to-month operating lease of $909, plus a variable charge of additional services. Payments under this lease totaled $6,450 in 2006. This lease was cancelled on June 30, 2006.

Note 4 – Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2007
Net Capital Ratio	.02:1
Net Capital	$85,241
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The company is still subject to a $5,000 minimum net capital requirement.



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

We have audited the accompanying financial statements of **Summit Real Estate Investments, LLC**, as of and for the year ended December 31, 2007 and 2006, and have issued our report thereon dated February 28, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Sioux Falls, South Dakota
February 28, 2008

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

8

200 E 10th Street, Suite 500 ■ PO Box 5125 ■ Sioux Falls, South Dakota 57117-5125 ■ Phone 605.339.1999 ■ Fax 605.339.1306 ■ EOE

SUMMIT REAL ESTATE INVESTMENTS, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL

Total member's equity from the statement of financial condition	$	134,281
Deductions:		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		(34,000)
Receivables from non-customers		
Haircuts on securities - money market funds		
Equipment		
Prepaid expenses and other assets		(15,040)
Net Capital	$	85,241

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required -	$	5,000
(higher of 6 2/3% times aggregate indebtedness or $5,000)		
Excess net capital	$	80,241
Excess net capital at 1,000%	$	85,081
(net capital less 10% of total aggregate indebtedness)		

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the statement of financial condition	$	1,600
Ratio of aggregate indebtedness to net capital		.02:1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per Part II of Form X-174A-5, as originally filed	$	85,241
Net year end adjustments		-
	$	85,241



INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

The Board of Managers
Summit Real Estate Investments, LLC
Sioux Falls, South Dakota

In planning and performing our audits of the financial statements and supplemental schedule of **Summit Real Estate Investments, LLC,** (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons of recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

10

200 E 10th Street, Suite 500 ▪ PO Box 5125 ▪ Sioux Falls, South Dakota 57117-5125 ▪ Phone 605.339.1999 ▪ Fax 605.339.1306 ▪ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Sioux Falls, South Dakota
February 28, 2008



END